Document Capture Technologies, Inc.
1798 Technology Drive, Suite 178
San Jose, CA  95110

May 27, 2009

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Document Capture Technologies, Inc
Withdrawal of Registration Statement on Form S-1
File Number: 333-137950

Ladies and Gentlemen:

This withdrawal letter shall amend and supersede our withdrawal letter filed with the Commission (defined below) on April 8, 2009.  Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Document Capture Technologies, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the permanent withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-137950), updated May 1, 2008, together with all exhibits thereto (the “Registration Statement”). The Registrant hereby confirms that it did not sell any of the securities registered in connection with the offering.

Please send copies of the written order granting withdrawal of the Registration Statement to Carolyn Ellis Document Capture Technologies, Inc, 1798 Technology Drive, Suite 178 San Jose, CA 95110, with a copy to Jody Samuels Jody R. Samuels, Esq. Richardson & Patel LLP 10900 Wilshire Blvd. Los Angeles, CA 90024.

If you have any questions with respect to this matter, please contact Carolyn Ellis at (408) 213-3704 or Jody Samuels at (212) 879-9321.

DOCUMENT CAPTURE TECHNOLOGIES, INC.

By:	/s/ Carolyn Ellis
Carolyn Ellis
Chief Financial Officer